December 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Burton

Re:	Patient Safety Technologies Inc.
Item 4.01 Form 8-K
File Number 1-09727

Dear Mr. Burton:

We are writing to you in response to your letter of December 8, 2006 concerning our 8-K filing detailed above, reporting the merger of our independent auditors.

Form 8-K dated November 21, 2006

Item 4.01. Changes in Registrant’s Certifying Accountant

Former Accountants

     1.       Item 4.01 of the Form 8-K has been amended to comply with the disclosure requirements of Item 304 of Regulation S-K. A copy of the letter required under Item 304(a)(3) of Regulation S-K is attached as Exhibit 16.1 to the Form 8-K/A filed with the Securities and Exchange Commission (“Commission”) on December 14, 2006. Our accountants, Peterson & Co., LLP (“Peterson”), neither resigned nor declined to stand for re-election, nor were they dismissed. They simply merged with and into another accounting firm, which changed its name as a result of the merger, as explained in paragraph 2, below.

New Accountants

     2.       As disclosed in our Form 8-K Current Report filed November 7, 2006, the Company had engaged Peterson on November 2, 2006, as its independent registered public accounting firm. Shortly thereafter, Peterson consummated a merger with Squar, Milner, Miranda & Williamson, LLP (“Squar Milner”) of Newport Beach, California. As a result of the merger, the surviving company, Squar Milner, changed its name to Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner Peterson”).

Securities and Exchange Commission
December 14, 2006
Page Two

     The Company filed the Form 8-K as notification that due to the merger, Peterson, which merged with and into Squar Milner and therefore no longer exists as a separate legal entity, will no longer act as the Company’s independent registered public auditor. As a result of the merger, Squar Milner Peterson succeeds Peterson as the Company’s independent registered auditor.

     Prior to the merger, Squar Milner was already registered with the Public Company Accounting Oversight Board (“PCAOB”) and as the survivor of the merger, Squar Milner’s registration with the PCAOB continued in place, since there was no change in the form of legal entity of the survivor. As the surviving entity in the merger, Squar Milner filed a name change with the PCAOB on December 1, 2006 to change its legal name to Squar, Milner, Peterson, Miranda & Williamson, LLP. The Company is advised that the name change notification is effective when filed but that it takes approximately two weeks for the new name to be reflected on the PCAOB’s website. The Company is continuing to engage the successor entity as its certifying accountants, and the Form 8-K/A contains the required disclosures.

Acknowledgments

     3.       The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Susan L. Oder

Susan L. Oder, Esq.
Vice President and Corporate Counsel